Hungarian Telephone and Cable Corp.

1201 Third Avenue, Suite 3400

Seattle, WA 98101-3034

April 20, 2005

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Spirgel:

Hungarian Telephone and Cable Corp. (Commission File #1-11484, the “Registrant”) is in receipt of your letter dated April 11, 2005 regarding the review by the United States Securities and Exchange Commission (the “Commission”) of the Registrant’s Report on Form 10-K for 2004. The management of the Registrant has reviewed the Commission’s comments and has asked for an extension to the 10 business day period to respond to the Commission’s comments. Following my conversation with Al Rodriguez, a Staff Accountant for the Commission, the Commission has extended the deadline for the Registrant to respond to the Commission’s comments to May 15, 2005.

Please call me at 206-654-2211 with any questions.

Sincerely

/s/ Peter T. Noone
Peter T. Noone General Counsel